UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(formerly Auris Medical Holding Ltd.)

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Notice of Failure to Satisfy a Continued Listing Rule or Standard

Altamira Therapeutics Ltd. (NASDAQ: CYTO , the “Company”) today announced that on, June 02, 2022 the Company received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted under the symbol “CYTO.”

The Company has a compliance period of 180 calendar days (the “Compliance Period”) to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide Altamira Therapeutics a written confirmation of compliance and the matter will be closed.

In the event Altamira Therapeutics does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: June 07, 2022

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